UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 1, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 1, 2020, regarding the completion of sale of İnteltek shares.

Istanbul, October 01, 2020

Announcement Regarding the Completion of Sale of İnteltek Shares

With reference to our announcements dated January 15 and June 19, 2020, the transfer of our total 55% shareholding in İnteltek İnternet Teknoloji Yatırım ve Danışmanlık Ticaret A.Ş. (“İnteltek”) to Intralot, the other shareholder of İnteltek, has been completed on September 30, 2020. The final value of the transaction is realized as TRY 6,063,099. Approximately TRY 1.6 million profit, generated from the transaction, is to be reflected in our 2020 third quarter financial statements.

Board Decision Date for Sale	:	30.10.2019
Is There Majority Approval of Independent Directors Regarding the Resolution Related to Sale Transaction	:	Yes
Title of Non-current Financial Asset Sold	:	İnteltek İnternet Teknoloji Yatırım ve Danışmanlık Ticaret A.Ş. (“İnteltek”)
Field of Activity of Non-current Financial Asset sold	:	Information and entertainment services
Capital of Non-current Financial Asset sold	:	TRY 10,000,000
Date on which the Transaction was/will be Completed	:	30.09.2020
Sales Conditions	:	Cash
Nominal Value of Shares Sold	:	TRY 5,500,000
Sales Price Per Share	:	TRY 0.011
Total Sales Value	:	TRY 6,063,099
Ratio of Shares Sold to Capital of Non-current Financial Asset (%)	:	55.0%
Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Sales Transaction (%)	:	0%

Total Voting Right Ratio Owned in Non-current Financial Asset After Sales Transaction (%)	:	0%
Ratio of Non-current Financial Asset Sold to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.02%
Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	0.6%
Effects on Company Operations	:	The parent-subsidiary relationship will cease.
Profit / Loss Arised After Transaction	:	Approximately TRY 1.6 million
How will Sales Profit be Used if Exists?	:	-
Board Decision Date for Use of Sales Profit if Exists	:	There is no decision taken for this matter.
Title/ Name-Surname of Counter Party Bought	:	Intralot Iberia Holding SAU (“Intralot”)
Is Counter Party a Related Party According to CMB Regulations?	:	No
Relation with Counter Party if any	:	The other shareholder of İnteltek with 45% stake
Agreement Signing Date if Exists	:	29.07.2020
Value Determination Method of Non-current Financial Asset	:	Determined by negotiations considering financials of İnteltek and market conditions.
Did Valuation Report be Prepared?	:	Not prepared
Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation
Date and Number of Valuation Report	:	-
Title of Valuation Company Prepared Report	:	-
Value Determined in Valuation Report if Exists	:	-
Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 1, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 1, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer